June 8, 2010

Via EDGAR

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Envestnet, Inc. (the “Registrant”)

Registration Statement on Form S-1 (the “Registration Statement”)

Filed March 26, 2010

File No. 333-165717

Dear Mr. Owings:

On behalf of the Registrant, this letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated May 28, 2010 (the “Comment Letter”) regarding the first amendment to above-referenced Registration Statement of the Registrant filed on May 6, 2010 (the “Amendment No. 1”). In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.

The changes reflected in Amendment No. 2 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

Set forth below are the Registrant’s responses to the Staff’s comments numbered 1 through 26, as set forth in the Comment Letter. Page references in the Registrant’s responses below correspond to the page numbers in Amendment No. 2.

General

SEC Comment

1.	Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

Answer

The Registrant has included updated financial statements and related financial information in order to comply with Rule 3-12 of Regulation S-X in response to the Staff’s comment.

June 8, 2010

Prospectus Summary, page 1

SEC Comment

2.	We note your response to comment seven in our letter dated April 23, 2010. Again, the summary is only intended to provide a brief snapshot of you and the offering. Please shorten and remove repetitive disclosure from your summary, including your Our Market Opportunity, Our Competitive Strengths, Our Growth Strategy, Our Business Model, and Risks sections from your summary.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment by reducing the length of the Prospectus Summary section and removing repetitive disclosure contained therein. See p. 3, p. 4 and p. 5. The Registrant respectfully submits that the remaining disclosure in the Prospectus Summary section is necessary to adequately describe the matters addressed therein and is appropriate in light of the complexity of the Registrant’s business. In addition, the Registrant believes that the Prospectus Summary, as modified in Amendment No. 2, is similar in length and scope to that which has been contained in many recent IPO prospectuses.

SEC Comment

3.	We note your response to comment 8 in our letter dated April 23, 2010. Please remove the last sentence of the first paragraph under the heading “Prospectus Summary.”

Answer

In response to comment 8 of the Staff’s letter dated April 23, 2010, in Amendment No. 1, the Registrant removed nearly all of the defined terms in the “Prospectus Summary” section of the prospectus contained in the Registration Statement. The Registrant respectfully submits that the last sentence in the introductory italicized paragraph in the “Prospectus Summary” contains information that is important to avoid confusion by investors as to which entity within the Registrant’s corporate group is being described in the various sections of the prospectus contained in the Registration Statement. The Registrant believes that the need to avoid investor confusion outweighs the desire to avoid the use of any defined terms and maintains that this sentence should not be removed.

Risk Factors, page 14

SEC Comment

4.	We note your response to comment 11 in our letter dated April 23, 2010. Please revise the first full risk factor on page 15 and the first full risk factor on page 23 so that they are applicable specifically to you.

June 8, 2010

Answer

The Registrant has revised the disclosure in response to the Staff’s comment. See p. 16 and p. 24.

Capitalization, page 31

SEC Comment

5.	Please explain to us why this table describes your preferred stock as convertible redeemable preferred stock, while your audited financial statements do not describe any redemption features. If this preferred stock is redeemable, please revise Note 12 to your financial statements to describe the redemption features, and provide us with your analysis of the accounting literature that supports equity classification for this redeemable preferred stock.

Answer

The preferred stock is not redeemable. The word redeemable has been removed from the description of preferred stock in the capitalization table. See p. 32.

Dilution, page 33

SEC Comment

6.	We note your response to comment 17 in our letter dated April 23, 2010 and have the following additional comments:

•

It is unclear to us why your calculation of pro forma net tangible book value, which we understand includes the effects of converting all outstanding shares of your preferred stock into common stock, does not also include the dividend that will have to be paid to these preferred shareholders upon conversion. In this regard, we note that pro forma information elsewhere in your filing, such as in your Capitalization table on page 31, includes both the conversion of preferred stock and the related dividend payment. It appears that your current dilution calculation will ascribe the impact of paying this dividend to your initial public offering rather than to the conversion of your preferred stock. Please advise or revise.

Answer

The preferred stock dividend should be deducted from cash in the calculation of pro forma net tangible book value. The pro forma net tangible book value calculation, which has been updated with March 31, 2010 balance sheet information, has been adjusted to reflect the payment of preferred stock dividends as of March 31, 2010. See p. 34.

•

We note that your narrative under this heading refers to both pro forma net tangible book value and pro forma as adjusted net tangible book value. We also note that you have defined pro forma net tangible book value per share in the last sentence of the first paragraph under this heading; however, this appears to be the definition of pro forma as adjusted net tangible book value because it includes the effect of your initial public offering. Please revise as necessary to define both pro forma net tangible book value and pro forma as adjusted net tangible book value, as this may be unclear to your investors.

June 8, 2010

Answer

The Registrant has revised the disclosure in response to the Staff’s comment on p. 34 to clarify the definition of pro forma net tangible book value per share and pro forma net tangible book value per share on an as adjusted basis.

Management’s Discussion and Analysis of Financial Condition and Results..., page 37

SEC Comment

7.	We note your response to comment 18 in our letter dated April 23, 2010. Please explain in greater detail the impact of the FundQuest Incorporated agreement on your operations. For example, please disclose the number of additional staff you hired to assist you with the ongoing administration of existing and new FundQuest customers, clarify the general costs and revenues expected from the conversion of FundQuest’s clients to your technology platform, and explain why you expect your annual amortization of customer inducement costs to equal approximately $5 million.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment on p. 43 and p. 44 to include the number of employees hired by the Registrant from FundQuest as well the expectation that its compensation and benefits expense will increase in the future.

The Registrant has also revised the disclosure to include the estimated present value of the payments to be made to FundQuest, the estimated fair value of the warrant and the estimated annual amount of customer inducement amortization and interest expense. In addition, the Registrant has disclosed that it believes revenue will increase proportionally with the increase in assets under administration.

The Registrant also notes that it has provided the necessary information, described below, in the disclosure on page 43 and page 44 in order for an investor to calculate the estimated annual amount of customer inducement amortization of $4.5 million:

•	that the FundQuest agreement has a seven-year term;

•	the total estimated present value of payments to be made ($29.0 million) and fair value of the warrant ($2.4 million) issued to FundQuest; and

•

that the present value of all payments and the fair value of the warrant will be accounted for as customer inducement costs and will be amortized as a reduction to our revenues from assets under management or administration on a straight-line basis over the contract term.

The Registrant respectfully submits that it cannot disclose additional information relating to the pricing terms under the FundQuest agreement because it submitted a confidential treatment request on May 6, 2010 (the “CTR”) relating to this information. For the reasons described in the CTR, disclosure of the pricing terms under the FundQuest agreement would cause competitive harm to the Registrant’s business.

June 8, 2010

Non-cash stock-based compensation expense, page 44

SEC Comment

8.	Comment 20 in our letter dated April 23, 2010 asked you to consider disclosing the intrinsic value of your options based on the difference between the estimated initial public offering price and the exercise price of your outstanding options. Please note that this is a different disclosure than the intrinsic value disclosures required by ASC 718-10-50. Once you have determined an initial-public offering price, please reconsider this comment.

Answer

The Registrant acknowledges the Staff’s comment and will consider disclosing the intrinsic value of the stock options once the initial public offering price has been determined.

SEC Comment

9.	We note your response to comment 21 in our letter dated April 23, 2010. Based on your current disclosures, it appears that the only contemporaneous valuation performed by an unrelated valuation specialist during 2009 was for your May 15, 2009 grant. As the remaining grants appear to have been valued by your board of directors, we believe that the disclosures requested in our prior comment are applicable to you. Please revise your disclosures to better explain, for each grant, the significant factors considered, assumptions made, and methodologies used in determining the fair value of the equity instruments granted, including the fair value of the options for options granted. In addition, please discuss consideration given to alternative factors, methodologies, and assumptions.

Answer

The Registrant has revised its disclosure in response to the Staff’s comment to provide additional clarity on the factors considered, assumptions made and methodologies used in determining the fair value of its equity when performing internal valuations, relative to those used in independent valuations. The Registrant has also revised its disclosure to describe and explain the reasons why certain methodologies were considered but not used. See p. 47 and p. 48.

SEC Comment

10.	We note that your board of directors periodically performed contemporaneous valuations of your common stock throughout 2009. Please revise your disclosures to better explain how your board of directors values stock option grants that occur between the dates of these contemporaneous valuations. For example, it is unclear from your current disclosures whether or how your board considered the significant increase in assets under management or administration between March 31, 2009 and June 30, 2009 or any other changes that might have occurred subsequent to your May 15, 2009 valuation when valuing the stock options issued in July 2009.

June 8, 2010

Answer

The Registrant has revised its disclosure in response to the Staff’s comment to provide additional clarity on the board of directors’ determinations of the fair value of the Registrant’s common stock at the time of any grants not made at the time of contemporaneous valuations. See p. 48.

SEC Comment

11.	We note on page 45 that you have briefly explained the underlying reasons behind the increase in the fair value of your common stock from your May 15, 2009 valuation to your August 15, 2009 valuation. Please provide similar explanations for the increase in fair value from August 15, 2009 to November 15, 2009 and from November 15, 2009 to February 22, 2010. Please continue to update these disclosures to briefly explain significant changes in the fair value of your common stock up through the estimated initial public offering price, as we believe it provides valuable information to assist your investors in understanding why the fair value of your common stock has significantly increased over time.

Answer

The Registrant has revised its disclosure in response to the Staff’s comment to explain the underlying reasons for changes in the fair value of its common stock between quarters for all periods under review. See p. 48.

Our Customers, page 70

SEC Comment

12.	We note your response to comment 32 in our letter dated April 23, 2010. In your revised disclosure, you state that FMR LLC accounted for 31% of your total revenues for the year ended December 31, 2009. Please discuss the impact on your operations should you lose this client and discuss your ability to readily replace this customer with one or more other customers.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment. See p. 17 and p. 76.

Management, page 77

SEC Comment

13.

We note your response to comment 36 in our letter dated April 23, 2010. Please revise your disclosure to explain the nature of Michael Henkel’s responsibilities as president of Ibbotson Associates, and any other position he held at that company for the past five years, and James Patrick’s responsibilities as co-head of United States distribution for Allianz Global Investors, and any other position

June 8, 2010

he held at that company for the past five years, to provide adequate disclosure of both individuals’ prior business experiences, including information relating to their professional competence.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment. See p. 86.

Executive Compensation, page 83

SEC Comment

14.	We note your response to comment 44 in our letter dated April 23, 2010. In that response, you state that you are “in the process of determining whether or not such disclosure is necessary.” Please confirm that you will make this determination, and include the related disclosure, as appropriate, in your document before requesting effectiveness.

Answer

As noted in our response to comment 44 in the Staff’s letter dated April 23, 2010, the Registrant hereby confirms that its board of directors will conclude its process and make its determination prior to requesting effectiveness of the Registration Statement. In addition, if required by Item 402(s) of Regulation S-K following conclusion of the board of director’s process, additional disclosure will be provided at that time.

Compensation Discussion and Analysis, page 83

SEC Comment

15.	We note your response to comment 46 in our letter dated April 23, 2010. In that response, you state that you do not believe that you benchmark when making compensation decisions and that you obtain competitive market data solely from your review of broad-based third party surveys and other generally available information to obtain a general understanding of current compensation practices. Please revise your document to state that, in making compensation decisions, you obtain competitive market data solely from your review of broad-based third party surveys and other generally available information to obtain a general understanding of current compensation practices.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment. See p. 90.

Incentive Compensation Program, page 85

SEC Comment

June 8, 2010

16.	We note your responses to comments 56 and 57 in our letter dated April 23, 2010. In addition to your revised disclosure in response to those comments, please address the following:

•	Please disclose how the compensation committee determined that the 2009 profit sharing amount would be set to $1.6 million.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment. See p. 91 and p. 92.

•

You state that your chief executive officer recommends to the compensation committee the distribution amounts for each named executive officer based on an evaluation tool that includes 17 separate performance criteria that are grouped into four categories. Please disclose the 17 performance criteria that are grouped into the four categories you discuss.

Answer

Item 402(b) of Regulation S-K requires disclosure of the material elements of the Registrant’s compensation of executive officers. Upon further reflection, the Registrant does not believe that the identity of the 17 separate performance criteria that comprise the evaluation tool are individually material elements of the Registrant’s compensation program and has removed the reference to these criteria in the disclosure. In this regard, it is important to note that no individual criterion constitutes a material portion of the overall assessment. Rather what is material are the four overall categories that are used to make the assessment and information regarding the four overall categories has been disclosed in the Registration Statement on p. 92.

•

Also, please disclose if the chief executive officer recommends his own profit sharing distribution to the compensation committee. If not, please discuss how the compensation committee determined the profit sharing distribution for your chief executive officer in 2009.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment. See p. 92.

•

You state that the compensation committee did not exercise its discretion for 2009 to modify the individual profit sharing distribution recommendations from the chief executive officer. Please discuss each named executive officer’s performance, as measured using the evaluation tool with 17 performance criteria, and how each officer’s performance equated to the profit sharing distribution amount given to that officer for 2009.

June 8, 2010

Answer

The Registrant has revised the disclosure in response to the Staff’s comment. See p. 92.

•

You state that, in 2009, you awarded $2.9 million in sales commissions as part of your incentive compensation program. Please disclose if any of the named executive officers received any of these awards. If so, please disclose the performance of each named executive officer that led to his commission.

Answer

The Registrant has revised the disclosure in response to the Staff’s comment. See p. 92.

Equity Awards, page 86

SEC Comment

17.	We note your responses to comments 59 and 60 in our letter dated April 23, 2010. In your revised disclosure, you state that the individual stock option award amounts for the grants on May 15, 2009 were “based on each individual’s performance within his or her role in the company...as well as a subjective determination of the competitive practices necessary to retain key employees.” Also, you state that the distribution amounts of the stock options awarded to your named executive officers for the February 2, 2010 grants were “based on McLagan’s recommendations.” Please revise this disclosure to discuss the specific reasons you awarded the particular amounts of stock options to each named executive officer in your 2009 and 2010 distributions.

Answer

The Registrant notes that it has not yet made the 2010 equity awards. As noted in the Registration Statement, the 2010 equity awards will actually be made upon the closing of the offering. The action that occurred on February 2, 2010 was the determination of the size of the stock option pool as well as the determination of the amounts to be awarded to each of the named executive officers. The Registrant has revised the disclosure in response to the Staff’s comment. See p. 92 and p. 93.

Employment and Change of Control Agreements, page 90

SEC Comment

18.	We note your responses to comments 61 and 63 in our letter dated April 23, 2010. Please explain to us, with a view to disclosure, why you stated in the initial version of your registration statement that “[a]ll named executive officers have employment agreements that have an effective date of March 25, 2010,” but stated in the first amendment to your registration statement that “[n]one of [y]our named executive officers has employment agreements or change of control agreements.”

June 8, 2010

Answer

The Registrant respectfully acknowledges the Staff’s comment. At the time of the initial filing of the Registration Statement, the compensation committee of the Registrant’s board of directors concluded that it would be desirable for the Registrant’s named executive officers to enter into employment contracts. Subsequent to these discussions and in part due to changes to the composition of the Registrant’s compensation committee, a contrary decision was reached and the idea of having the Registrant’s named executive officers enter into employment agreements was abandoned.

SEC Comment

19.	We note your responses to comments 13 and 62 in our letter dated April 23, 2010. In this section, please disclose whether this offering will trigger the change of control provision in 2004 Stock Incentive Plan and, if so, describe any effects of the provision. Also, please revise your disclosure under Note 13 to your financial statements to provide us with a reasonably detailed explanation of whether this offering will result in modifications to your outstanding equity awards, and if so tell us how you will account for such modifications.

Answer

The Registrant has reviewed the 2004 Stock Incentive Plan and concluded that the offering will not trigger a change of control thereunder. The Registrant has added a statement to this effect on p. 101. In addition, the Registrant has revised note 13 to the notes to the audited consolidated financial statements in response to the Staff’s comment. See p. F-22.

Principal and Selling Stockholders, page 95

SEC Comment

20.	We note your response to comment 67 in our letter dated April 23, 2010. Please remove the phrase, “we believe that....”

Answer

The Registrant has revised the disclosure in response to the Staff’s comment. See p. 102.

Revenue Recognition, page F-8

SEC Comment

21.	Your response to comment 78 in our letter dated April 23, 2010 indicates that you have updated your revenue recognition policy in response to our comment. However, we do not see that any updates have been made. Please revise your policy as previously requested.

June 8, 2010

Answer

The Registrant has revised the disclosure in response to the Staff’s comment. See p. F-8 and F-9.

SEC Comment

22.	Your response to comment 79 in our letter dated April 23, 2010 indicates that you have revised your revenue recognition policy to address multiple element arrangements. However, we do not see that any updates have been made. Please revise your policy as previously requested.

Answer

The disclosure regarding the revenue recognition policy for multiple element arrangements has been revised as requested. See p. F-8.

SEC Comment

23.	We note in your response to comment 81 in our letter dated April 23, 2010 that you have updated your revenue recognition policy in response to our comment. We do not see that any updates have been made. Further, your response did not provide the information requested in the second bullet point of our prior comment. Please revise your disclosure and provide us with information about the types of arrangements that require management’s analysis of gross versus net presentation as previously requested.

Answer

In the Registrant’s response to bullet point two and bullet point three in comment 81 in the Staff’s letter dated April 23, 2010, the Registrant added the following disclosure on p. F-8 and p. F-9 of Amendment No. 1:

“Cost of Revenues – Cost of revenues primarily include expenses related to sub-advisory and clearing, custody and brokerage services where the Registrant has a direct contract with a third party provider. Generally, these expenses are calculated based upon a contractual percentage of the market value of assets held in customer accounts measured as of the end of each quarter and are recognized ratably throughout the quarter based on the number of days in the quarter.”

The two main factors the Registrant uses to determine whether to record revenue on a gross or net basis in accordance with ASC 605-45 are based on whether:

•	the Registrant has a direct contract with the third-party provider; and

•	the Registrant has discretion in establishing fees paid by the customer and fees due to the third-party service provider.

When customer fees include charges for third-party service providers where the Registrant has a direct contract with the third-party service providers, gross revenue recognized by the Registrant equals the fee paid by customer. The cost of revenues recognized by the Registrant is the amount due to the third-party provider.

June 8, 2010

In instances where the Registrant does not have a direct contract with the third-party service provider, the Registrant does not recognize any revenue or expense. The fees that are collected from the customer by the Registrant and remitted to the third-party service provider are considered pass through amounts and accordingly are not a component of revenue or cost of revenues.

The Registrant has revised the disclosure in response to the Staff’s comment. See p. F-9.

Internally Developed Software, page F-9

SEC Comment

24.	We note in your response to comment 83 in our letter dated April 23, 2010 that you consider the platforms developed that serve your customers as internally developed software. Please explain to us in more detail why you consider these to be developed solely to meet your internal needs and not marketed externally given that you appear to generate your revenues by providing customers with access to this software.

Answer

The Registrant’s technology platform is a proprietary internet-based technology application that provides financial advisors and financial institutions with access to investment solutions and services. These services include portfolio diagnostics, proposal generation, investment model management, rebalancing and trading, portfolio performance reporting and monitoring solutions, billing, and back-office and middle–office operations and administration.

Internally, the Registrant’s software development effort is focused on developing new and enhanced features, services and solutions to the Registrant’s technology platform which provide financial advisors and financial institutions with the functionality necessary to manage their businesses as well as provide access to turn-key investment solutions and services in order to serve their customers.

The Registrant’s sales and marketing efforts are aimed at targeting financial advisors and financial institutions with internet-based access to its technology platform, including these turn-key investment solutions and services and not at selling the application’s software.

The Registrant respectfully submits that none of its internal use software is intended to be available for sale, lease or subject to a plan to be marketed externally and there are no plans to market the software externally in the near future.

June 8, 2010

As a result of the factors noted above, the Registrant has concluded that the technology platform meets both criteria of internally developed software as outlined in ASC 350-40-05-2.

Note 6. Notes Receivable, page F-14

SEC Comment

25.	We note your response to comment 86 in our letter dated April 23, 2010, including your reconciliation of the note receivable to your officer. We also note that on page F-14 you state that during 2009 the officer made a principal and interest payment of $100,000. It appears from your response that this should be during 2008. We also note that under the heading “Other Related Party Transactions” on page 100, you state that this payment was made on September 19, 2008. It appears from your response that this should be May 19, 2008. Please revise or advise so that your response to us is consistent with the information disclosed in your filing.

Answer

The officer made a principal and interest payment of $100,000 on September 19, 2008. Therefore the disclosure on page F-14 was incorrect. Below please find a calculation of the remaining principal and interest owed:

	Principal	Accrued Interest
Original promissory note	$200,000

Interest earned:
2006		$6,059
2007		10,077
2008		9,429

Principal payment made on September 19, 2008	(100,000)	—

Balance as of December 31, 2008	100,000	25,565

Interest earned:
January 1, 2009 to May 17, 2009		2,622
As of May 17, 2009 reclassified $23,602 of the May 19, 2008
$100,000 principal payment to accrued interest and entered	23,602	(23,602)
into new promissory note on May 17, 2009 in the principal amount of $128,187	4,585	(4,585)

	128,187	—
Interest earned:
May 18, 2009 to December 31, 2009	—	3,882

Balance as of December 31, 2009	$128,187	$3,882

Interest earned:
January 1, 2010 to February 20, 2010	—	870

Balance as of February 20, 2010	$128,187	$4,752

June 8, 2010

The Registrant has revised the disclosure in response to the Staff’s comment. See p F-15.

Note 14. Earnings per Share, page F-24

SEC Comment

26.	We note your response to comment 91 in our letter dated April 23, 2010 and the related revisions to your footnote. We have the following additional comments:

•

Please provide us with your calculation of the amount of net income allocated to participating convertible securities of $2,406 for 2008 and explain to us how you determined that your calculation was appropriate.

Answer

Net income was allocated to participating convertible securities in accordance with the two-class method as defined in ASC 260-45-59A through 260-45-68. In accordance with the two-class method:

•	Net income was reduced by the amount of preferred stock dividends earned in the period.

•

The remaining earnings were allocated to common stock and the convertible participating securities as each security shares in the earnings as if all of the earnings for the period had been distributed.

•

The total amount of earnings allocated to each security was divided by the number of outstanding shares of the security to which the earnings are allocated to determine the earnings per share for the security.

June 8, 2010

The calculation of net income allocated to participating securities and common stockholders was as follows:

Calculation of 2008 Earnings Per Share

Dollars in Thousands

Two Class Method - Basic EPS Calculation:

	Shares Outstanding	Portion Of Year Outstanding		Conversion Factor		Common Stock Equivalents
Series A convertible preferred stock	65,649	100.00%		800	A	52,519,200
Series B convertible preferred stock	7,130	100.00%		1,000	A	7,130,000
Series C convertible preferred stock	3,864	28.22	% B	1,000	A	1,090,389

Weighted average shares outstanding						66,774,226

Total equivalent common shares outstanding						127,513,815

2008 net income						$5,255

Less dividends:
Common stock				—
Convertible preferred stock				$203

2008 net income before allocation						$5,052

Net income allocated to:
Convertible preferred stock				0.4763373		$2,406

Common stock				0.5236627		$2,646

Basic EPS - Convertible preferred stock						$0.039619

Basic EPS - Common stock						$0.039619

A - The above conversions for the preferred stock were based on the fact that they will participate in dividends on a one-to-one basis after the conversion factor has been applied.

B - Outstanding since September 19, 2008.

•

Please provide us with your calculation of the impact of common warrants on diluted earnings per share for 2008, including explaining why you reflect warrants for 615,487 shares of common stock as dilutive and no warrants as anti-dilutive.

Answer

The Registrant calculated the dilutive effects of warrants in accordance with the treasury stock method as prescribed in ASC 260-45-22 through 260-45-26.

Under the treasury stock method:

•	Exercise of the warrants was assumed at the beginning of the period (or a time of issuance, if later) and common shares were assumed to be issued.

June 8, 2010

•	The proceeds from the exercise of warrants were assumed to be used to purchase common stock at the average market price during the period.

•	The incremental shares were included in the denominator of the diluted EPS computation.

Warrants will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the warrants (in the money) and dilutive warrants that are issued during a period shall be included in the denominator of diluted EPS for the period that they were outstanding.

In addition, in accordance with ASC 260-45-60, for the diluted EPS computation under the two-class method, outstanding common shares includes all potential common shares assumed issued.

The Registrant’s Series B warrants allow the holders to purchase 1,497 shares of Series B preferred stock at a price of $1,000 per Series B preferred stock. The 1,497 Series B preferred stock converts to 1,497,000 common stock equivalents at a price of $1.00 per share. The Registrant’s Series C warrants allow the holders to purchase 772,741 shares of common stock at a price of $0.01 per share. The Registrant’s average common stock market price during 2008 was $1.36.

Therefore, in accordance with the treasury stock method, since the Registrant had income from continuing operations and there were no warrants with exercise prices above the average common stock market price, all the warrants were considered to be dilutive.

The dilutive effects of the warrants were calculated as follows:

Diluted EPS Calculation - Additional Shares from Warrants Outstanding

December 31, 2008

		Exercise Price			Treasury Stock Method Calculations
		Series C	Series B
Date	Description	$ 0.010	$1.000	Totals	Shares Exercised	Gross Proceeds	Shares Repurchased	Net Additional Shares	Effective Days	Effective Net Shares
12/31/2007	Outstanding	—	1,497,000	1,497,000	1,497,000	$1,497,000	1,097,384	399,616	366	399,616
9/19/2008	Warrant Issuance	772,741		772,741	772,741	$7,727	5,665	767,076	103	215,871

12/31/2008	Outstanding	772,741	1,497,000	2,269,741	2,269,741		1,103,049	1,166,692		615,487

Series B Warrants Outstanding			1,497
Conversion price
(1,000 common shares for each preferred share)			1,000

Total common shares equivalents			1,497,000

Series C Warrants Outstanding and common shares equivalents			772,741

Average Market Price During FY 2008			$1.36

•

We note that you have not included your convertible preferred stock in diluted earnings per share for 2007 and 2008 because the impact would be anti-dilutive. Please demonstrate to us that the impact is anti-dilutive by showing us your calculation of diluted earnings per share including these convertible securities.

June 8, 2010

Answer

With respect to the 2007 and 2008 diluted earnings per share calculation, the Registrant calculated diluted earnings per share under both the two-class method and the if-converted method to determine which method is the most dilutive.

As shown in the 2007 diluted earnings per share calculation below, diluted earnings per share as calculated under the two-class method was more dilutive than diluted earnings per share as calculated under the if-converted method.

Calculation of 2007 Earnings Per Share

Dollars in Thousands

Two Class Method - Diluted EPS Calculation:

Net income allocated to common shareholders		$12,580

Basic number of weighted-average shares outstanding		66,076,514
Effect of dilutive shares:
Options to purchase common stock		—	A
Convertible preferred securities		—
Common warrants		—	A

Diluted number of weighted average shares outstanding		66,076,514

Diluted income per share attributable to common stockholders		$0.190383

If Converted Method - Diluted EPS Calculation

Net income allocated to common stockholders		$12,580
Plus:	Preferred stock dividends	—
Plus:	Net income allocated to preferred stock	11,358

		$23,938

Basic number of weighted-average shares outstanding		66,076,514
Options to purchase common stock		—	A
Convertible preferred securities		59,649,200
Common warrants		—	A

		125,725,714

If-Converted Method		$0.190399

A - All options to purchase common stock and common warrants have been excluded from the calculation of diluted income per share as these instruments had exercise prices above the average market price during the year.

June 8, 2010

As shown in the 2008 diluted earnings per share calculation below, diluted earnings per share as calculated under the two-class method was more dilutive than diluted earnings per share as calculated under the if-converted method.

Calculation of 2008 Earnings Per Share

Dollars in Thousands

Two Class Method - Diluted EPS Calculation:

Net income allocated to common shareholders		$2,646

Basic number of weighted-average shares outstanding		66,774,226
Effect of dilutive shares:
Options to purchase common stock		985,354
Convertible preferred securities		—
Common warrants		615,487

Diluted number of weighted average shares outstanding		68,375,067

Diluted income per share attributable to common stockholders		$0.038692

If Converted Method - Diluted EPS Calculation

Net income allocated to common stockholders		$2,646
Plus:	Preferred stock dividends	203
Plus:	Net income allocated to convertible preferred securities	2,406

		$5,255

Basic number of weighted-average shares outstanding		66,774,226
Options to purchase common stock		985,354
Convertible preferred securities		60,739,589
Common warrants		615,487

		129,114,656

If-Converted Method		$0.040700

*        *        *

June 8, 2010

We would appreciate receiving the Staff’s further comments or questions with respect to the Registration Statement as soon as possible. Please direct any comments or questions you may have regarding the foregoing to the undersigned at (212) 506-2587.

Sincerely,

/s/ Diego A. Rotsztain
Diego A. Rotsztain

cc:	Shelly O’Brien, Envestnet, Inc.

Edward S. Best, Esq.